SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

CGG in support of SNH in its Promotion of Open

Acreages in Rio del Rey and Douala/Kribi-Campo

Basins for 2018 Cameroon Licensing Round

Paris, France - 18 January 2018

CGG announced today that it has an agreement with Société Nationale des Hydrocarbures (SNH), the National Oil and Gas Company of Cameroon, to promote enhanced multi-client E&P data packages and interpretative products, in support of Cameroon’s 2018 Onshore & Offshore Licensing Round opened and conducted by SNH for eight free blocks on offer, located in sedimentary basins offshore and onshore Cameroon.

The Licensing Round opened on 15th January 2018 and will close on 29th June 2018. Roadshows will be held in London on 28th February to 2nd March 2018 and in Houston on 7th to 9th March 2018, with the participation of specialists from both SNH and CGG.

Cameroon is a proven hydrocarbon province with oil and gas production from both the Rio Del Rey (RDR) and Douala/Kribi-Campo (DKC) basins. Significant further opportunities exist for commercial hydrocarbon accumulations in both basins with large tracts of open acreage available, particularly in the DKC basin. Recent new petrophysical and geophysical analyses have identified potential missed opportunities from previous exploration, and there is even more potential for large volumes of hydrocarbons to be present across these increasingly prospective basins.

The TerraCubeTM suite of integrated data packages of the onshore/offshore DKC and RDR sedimentary basins will offer oil and gas explorers access to workstation-ready 2D and 3D seismic, well data and interpretative products, with unrivalled coverage, enabling them to make a rapid technical evaluation of the hydrocarbon potential of the blocks on offer.

Jean-Georges Malcor, CEO, CGG, said: “The 2018 Licensing Round offers exciting opportunities for the international oil and gas industry to add strategic acreage positions with significant potential in proven hydrocarbon-bearing basins in Cameroon. With the integrated well and seismic packages, CGG is making available, in partnership with SNH, interested oil and gas companies will be able to focus on identifying the petroleum prospectivity for the available blocks.”

Licence blocks being promoted in the 2018 Cameroon Licence Round.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 18th, 2018	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer